UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

FIRST FOUNDATION INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value per share

(Title of Class of Securities)

32026V 104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32026V 104	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 422,709
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 422,709
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,709
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 32026V 104	Page 3

Item 1.

(a)	Name of Issuer:

First Foundation Inc.

(b)	Address of Issuer’s Principal Executive Offices:

18101 Von Karman Avenue, Suite 700

Irvine, CA 92612

Item 2.

(a)	Name of Person(s) Filing:

Victoria Collins

(b)	Address of Principal Business Office(s):

c/o First Foundation Inc.

18101 Von Karman Avenue, Suite 700

Irvine, CA 92612

(c)	Citizenship:

Dr. Collins is a citizen of the U.S.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

32026V 104

Item 3.

Not Applicable.

CUSIP No. 32026V 104	Page 4

Item 4. Ownership.

(a)	Amount beneficially owned:

422,709

(b)	Percent of class:

5.4%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 422,709

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 422,709

(iv) Shared power to dispose or to direct the disposition of: 0

Does not include, and Dr. Collins disclaims beneficial ownership of, 10,000 shares held by her spouse.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 32026V 104	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

/s/ VICTORIA COLLINS
Signature

Victoria Collins
Name/Title